UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.__)*

BRERA HOLDINGS PLC
(Name of Issuer)

Class B Ordinary Shares, $0.005 nominal value per share
(Title of Class of Securities)

G13311108
(CUSIP Number)

December 31, 2023
(Date of Event which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 5 pages

CUSIP No.	G13311108

1.	NAMES OF REPORTING PERSONS Grant McClory
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	250,000
	6.	SHARED VOTING POWER	0
	7.	SOLE DISPOSITIVE POWER	250,000
	8.	SHARED DISPOSITIVE POWER	0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%
12.	TYPE OF REPORTING PERSON IN

Page 3 of 5 pages

CUSIP No.	G13311108

Item 1.

(a)	Name of Issuer: Brera Holdings PLC (the “Issuer”)

(b)	Address of Issuer’s principal executive offices Connaught House, 5th Floor, One Burlington Road, Dublin 4, D04 C5Y6, Ireland

Item 2.

(a)	Name of person filing: This statement is being filed by Grant McClory, an individual (the “Reporting Person”).

(b)	Address of the principal business office or, if none, residence: The residence of the Reporting Person is 49 Tulip Place, Aliso Viejo, CA 92656.

(c)	Citizenship:
The Reporting Person is a citizen of the United States.

(d)	Title of class of securities: Class B Ordinary Shares, $0.005 nominal value per share (“Class B Ordinary Shares”)

(e)	CUSIP No.: G13311108

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Page 4 of 5 pages

CUSIP No.	G13311108

Item 4. Ownership.

(a)	Amount beneficially owned: As of December 31, 2023, the Reporting Person was the record holder of, and had sole voting and dispositive power over, 250,000 Class B Ordinary Shares of the Issuer.

(b)	Percent of class: The 250,000 Class B Ordinary Shares beneficially owned by the Reporting Person represented approximately 6.3% of the Issuer’s outstanding Class B Ordinary Shares based on 3,960,000 Class B Ordinary Shares outstanding as of December 31, 2023.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:	250,000

	(ii)	Shared power to vote or to direct the vote:	0

	(iii)	Sole power to dispose or to direct the disposition of:	250,000

	(iv)	Shared power to dispose or to direct the disposition of:	0

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [   ].

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

Page 5 of 5 pages

CUSIP No.	G13311108

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2024	/s/ Grant McClory
Grant McClory